Exhibit 99.1

July 27, 2023

Canadian Natural Resources Limited

2100, 855 – 2nd Street S.W.

Calgary, AB T2P 4J8

Attention:	Mark A. Stainthorpe
Chief Financial Officer

Dear Sir:

We understand that Canadian Natural Resources Limited (“Canadian Natural”) proposes to issue and sell from time to time in all of the provinces of Canada (the “Selling Provinces”) and in such other jurisdictions as Canadian Natural may determine from time to time, including in the United States as contemplated by Schedule E (collectively with the Selling Provinces, the “Jurisdictions”), unsecured medium term notes (the “Medium Term Notes”), as described in the English and French language versions of Canadian Natural’s short form base shelf prospectus dated July 27, 2023, as amended or supplemented from time to time.

Subject to the terms and conditions contained herein, including the attached schedules, Canadian Natural hereby appoints, severally, ATB Capital Markets Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., Mizuho Securities Canada Inc., MUFG Securities (Canada), Ltd., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., SMBC Nikko Securities Canada, Ltd., and TD Securities Inc. and such other investment dealer or dealers as Canadian Natural may from time to time appoint as hereinafter provided (collectively, the “Dealers” and individually, a “Dealer”) as its exclusive agents (subject to Canadian Natural’s rights to sell Medium Term Notes and to appoint additional agents as provided hereunder) to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly or through other investment dealers approved in writing by Canadian Natural (together with the Dealers, referred to herein as the “Selling Firms”) and in the Jurisdictions only, and the Dealers hereby severally accept the appointment. Canadian Natural may appoint additional agents hereunder by delivering to the then existing Dealers a copy of this Agreement or an addendum hereto signed by each such additional agent, whereupon each such additional agent shall become one of the Dealers hereunder unless one or more of the existing Dealers is reasonably of the view that the new agent would not be able to fulfill its responsibilities under this Agreement and so notifies Canadian Natural within ten days of receipt of the foregoing copy of this Agreement. The agency sales will be subject to acceptance by Canadian Natural of all offers to purchase Medium Term Notes and to the requirements of any applicable Securities Laws (as defined below) or any other applicable laws.

A Dealer, either alone or severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from Canadian Natural at prices and commissions, if any, as may from time to time be agreed upon between Canadian Natural and the Dealer or Dealers.

Canadian Natural and the Dealers shall follow the Operating Procedures (as defined below) with respect to the sale of the Medium Term Notes.

Canadian Natural may also, from time to time, offer the Medium Term Notes directly to the public at prices and upon terms agreed to by Canadian Natural and the purchaser of the Medium Term Notes (or any agent or investment dealer acting on behalf of the purchaser), provided that Canadian Natural may not so offer the Medium Term Notes: (a) on a date Canadian Natural requests the Dealers to solicit offers to purchase Medium Term Notes; or (b) during any period commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes. No commission shall be payable to the Dealers for sales made directly by Canadian Natural.

For each Medium Term Note sold under this Agreement by one or more of the Dealers acting as agent or agents of Canadian Natural, Canadian Natural shall pay, to the Dealer or Dealers making such sale, a commission as determined in accordance with Part I of Schedule A hereto, unless otherwise agreed by such Dealer or Dealers and Canadian Natural. For each Medium Term Note sold to one or more of the Dealers as principal, Canadian Natural shall pay, to the Dealer or Dealers purchasing such Medium Term Note, a commission as determined in accordance with Part II of Schedule A hereto, unless otherwise agreed by such Dealer or Dealers and Canadian Natural. The commission in respect of any particular Medium Term Note shall be payable in the same currency as the principal of the Medium Term Note.

1.	DEFINITIONS

(a)	“Agreement” means this agreement as amended from time to time;

(b)	“Annual Information Form” means, at any time, the annual information form of Canadian Natural incorporated or deemed to be incorporated by reference in the Prospectus;

(c)	“Canadian Natural’s Counsel” means Bennett Jones LLP or such other legal counsel acceptable to the Dealers and Canadian Natural;

(d)	“Canadian Natural Resources” means Canadian Natural Resources, a general partnership of which the partners are Canadian Natural, CNR (ECHO) Resources Inc. and Canadian Natural Resources 2005 Partnership;

(e)	“Canadian Natural Resources 2005 Partnership” means Canadian Natural Resources 2005 Partnership, a general partnership of which the partners are Canadian Natural and CNR (ECHO) Resources Inc.;

(f)	“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(i)	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities, in each case which are by their terms extendible or renewable at the option of the obligor thereon, in each case to a time more than 12 months after the time as of which the amount thereof is being computed);

(ii)	all goodwill, trade names, trademarks, patents and other like intangibles; and

(iii)	non-controlling interests in subsidiaries as defined under GAAP;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP;

(g)	“DBRS” means DBRS Morningstar, and any successors thereto;

(h)	“Dealers’ Counsel” means Norton Rose Fulbright Canada LLP or such other legal counsel acceptable to the Dealers and Canadian Natural;

(i)	“Distribution” and “Distribution to the Public” have the meanings attributed thereto under applicable Securities Laws, and “Distribute” means to effect a Distribution;

(j)	“Engineering Reports” means, collectively, the independent petroleum engineering evaluations of Canadian Natural’s oil and natural gas interests with an effective date of December 31, 2022, by each of Sproule and GLJ (as the same may be updated or superseded from time to time) and includes any other engineering evaluations or reports prepared by any other Independent Engineering Consultant and referred to in the Prospectus or the documents or information incorporated or deemed to be incorporated by reference in the Prospectus;

(k)	“Exchange” means the Toronto Stock Exchange;

(l)	“Financial Statements” means, collectively, at any time, the audited annual comparative consolidated financial statements of Canadian Natural, together with the notes thereto and the auditors’ report thereon, and the unaudited interim comparative consolidated financial statements of Canadian Natural together with the notes thereto incorporated or deemed to be incorporated by reference in the Prospectus;

(m)	“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada;

(n)	“GLJ” means GLJ Ltd., independent petroleum consultants;

(o)	“Independent Engineering Consultant” means any petroleum engineering consultant which produces delivers a Report on Reserves Data to Canadian Natural pursuant to NI 51-101;

(p)	“limited-use version” has the meaning ascribed thereto under NI 41-101;

(q)	“Marketing Documents” means collectively all: (i) Standard Term Sheets; and (ii) Marketing Materials in either or both the English and French languages (including any Template Version, revised Template Version or limited-use version thereof), and in either case provided to a potential investor in connection with a Distribution of Medium Term Notes;

(r)	“Marketing Materials” has the meaning ascribed to the term “marketing materials” set forth in NI 41-101;

(s)	“material” or “materially”, when used in relation to Canadian Natural, means material in relation to Canadian Natural and its Subsidiaries, taken as a whole;

(t)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Securities Laws;

(u)	“Material Subsidiaries” means a Subsidiary whereby the total assets of such Subsidiary (excluding inter-corporate amounts) exceed 10% of Consolidated Net Tangible Assets;

(v)	“Medium Term Notes” means the unsecured medium term notes of Canadian Natural as may be issued in individual series from time to time by Canadian Natural, as described in the Prospectus;

(w)	“Moody’s” means Moody’s Investors Service, Inc., and any successor thereto;

(x)	“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Securities Commissions, as amended or replaced from time to time;

(y)	“NI 44-102” mean National Instrument 44-102 – Shelf Distributions adopted by the Securities Commissions, as amended or replaced from time to time;

(z)	“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, as amended or replaced from time to time;

(aa)	“No Trade Period” has the meaning attributed thereto in Section 5;

(bb)	“Operating Procedures” means the procedures for the sale of Medium Term Notes on an agency basis as described in Schedule B hereto;

(cc)	“Partnerships” means, collectively, Canadian Natural Resources and Canadian Natural Resources 2005 Partnership;

(dd)	“Person” includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

(ee)	“Policy” means, collectively, NI 44-102, Companion Policy 44-102CP of the Canadian Securities Administrators as it may be amended or replaced from time to time;

(ff)	“Pricing Supplement” means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by the Policy;

(gg)	“Principal Indenture” means the trust indenture dated as of August 1, 2003, as amended by a supplemental indenture dated October 28, 2011, between Canadian Natural and Computershare Trust Company of Canada, as trustee, as the same has been and may be amended or supplemented from time to time, providing for the issue of Debt Securities (as defined in the Principal Indenture) of Canadian Natural, including the Medium Term Notes;

(hh)	“Prospectus” means the short form base shelf prospectus of Canadian Natural dated July 27, 2023 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference, as supplemented or amended from time to time;

(ii)	“Prospectus Amendment” means an amendment to the Prospectus, in both the English and French languages unless the context indicates otherwise and includes an amendment by way of a material change report as contemplated by the Policy;

(jj)	“Prospectus Supplement” means a shelf prospectus supplement, in either or both the English and French languages, incorporated or deemed to be incorporated by reference in the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by the Policy, which term shall, as applicable, include a Pricing Supplement and which shall include any Marketing Materials included or incorporated or deemed to have been incorporated by reference into such Prospectus Supplement;

(kk)	“Provide” in the context of sending or making available Marketing Materials to a potential investor of Medium Term Notes has the meaning ascribed to the term “provide” under Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

(ll)	“Public Record” means all information filed by Canadian Natural with any Securities Commission on or after January 1, 2022, including, without limitation, the Prospectus and any other information filed with any Securities Commission in compliance with, or intended compliance with, any applicable Securities Laws;

(mm)	“S&P” means S&P Global Ratings, a division of S&P Global Inc., and any successor thereto;

(nn)	“Securities Commissions” means the securities commission or the securities regulatory authority in each of the Jurisdictions;

(oo)	“Securities Laws” means the securities acts or similar statutes of each of the Jurisdictions and all rules, regulations, instruments, policy statements, notices and blanket orders or rulings thereunder and exemptive orders applicable to Canadian Natural;

(pp)	“SEDAR+” means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval Plus;

(qq)	“Shelf Procedures” means the rules and procedures established pursuant to (i) the Policy and (ii) and Alberta Securities Commission Blanket Order 44-501 – Exemptions for Well- Known Seasoned Issuers, as varied or amended from time to time, and equivalent blanket orders issued by the other Securities Commissions, as the same may be varied or amended from time to time;

(rr)	“Sproule” means, collectively, Sproule Associates Limited and Sproule International Limited, independent petroleum engineering consultants;

(ss)	“Standard Term Sheet” has the meaning ascribed to the term “standard term sheet” under NI 41-101;

(tt)	“Subsidiary” means:

(i)	a person of which another person alone or in conjunction with its other Subsidiaries owns an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors (or other persons performing similar functions) regardless of the manner in which other Voting Shares are voted; and

(ii)	a person of which another person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other persons performing similar functions) or otherwise exercise control over the management and policies of such person;

and shall include any person in like relation to a Subsidiary and, in relation to Canadian Natural, includes, for greater certainty, each Material Subsidiary and, references herein to Subsidiary, unless otherwise specifically indicated herein, shall be references to a Subsidiary of Canadian Natural;

(uu)	“Supplemental Indenture” means a supplemental trust indenture to the Principal Indenture providing for the issue of series of Medium Term Notes;

(vv)	“Template Version” has the meaning ascribed to the term “template version” under NI 41- 101 and includes any revised template version of Marketing Materials as contemplated by NI 41-101;

(ww)	“Underwriting Addendum” means an addendum to this Agreement substantially in the form of Schedule C hereto, evidencing the agreement between Canadian Natural and a Dealer or Dealers relating to a particular purchase of Medium Term Notes by such Dealer or Dealers as principal;

(xx)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(yy)	“U.S. Securities Laws” means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the United States Securities Act of 1933 and United States Securities Exchange Act of 1934; and

(zz)	“Voting Shares” means shares of capital stock of any class of a corporation and other interests of any other persons having under all circumstances the right to vote for the election of the directors of such corporation or other person or in the case of any person which is not a corporation, persons having similar powers or (if there are no such persons) income or capital interests (however called), provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

SCHEDULES

Schedule A	Commission Rates
Schedule B	Operating Procedures
Schedule C	Underwriting Addendum
Schedule D	Due Diligence Review Process for the Medium Term Note Program
Schedule E	U.S. Selling Restrictions

Capitalized terms in each Schedule not otherwise defined have the meaning of such term in the Agreement.

2.	TERMS OF MEDIUM TERM NOTES

The Medium Term Notes will be issued pursuant to the Principal Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus. All terms and conditions of each Medium Term Note issued by Canadian Natural from time to time will be determined by Canadian Natural in its sole discretion. These terms and conditions shall include, without limiting the generality of the foregoing, the maturities of the Medium Term Notes, the interest rate and interest payment dates for the Medium Term Notes and the issue price of the Medium Term Notes (at par, at a premium or at a discount).

3.	FILING OF PROSPECTUS DOCUMENTS AND MARKETING MATERIALS

(a)	Canadian Natural will as soon as possible fulfill and will continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by Canadian Natural (including, without limitation, from time to time, any filings, proceedings and legal requirements set forth in the Shelf Procedures) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Selling Provinces under the Shelf Procedures in compliance with applicable Securities Laws by or through investment dealers and brokers who comply with applicable Securities Laws.

(b)	Without limiting the generality of subsection 3(a), Canadian Natural shall prepare and approve in writing any Marketing Materials proposed to be Provided by the Dealers to any potential investor of Medium Term Notes, such Marketing Materials to comply with applicable Securities Laws and to be acceptable in form and substance to the Dealers and Dealers’ Counsel, acting reasonably, and approved in writing on behalf of the Dealers as contemplated by applicable Securities Laws, and, if required under applicable Securities Laws, Canadian Natural shall file a Template Version and any revised Template Version of such Marketing Materials, as applicable, on SEDAR+ on or before the day that the Marketing Materials are first Provided to any potential investor. Any comparables (as defined in NI 41-101) shall be removed from the Template Version or any revised Template Version in accordance with NI 44-102 prior to filing such on SEDAR+. Canadian Natural covenants and agrees with the Dealers not to provide any Marketing Materials directly to any potential investor of Medium Term Notes.

(c)	To the extent that in so fulfilling such legal requirements as referred to in subsection 3(a) and 3(b), the filings or proceedings referred to in subsection 3(a) and 3(b) result in the Dealers assuming additional liability, Canadian Natural shall consult with the Dealers as to such filings and proceedings it proposes to effect, provided that there shall be no obligation of Canadian Natural to consult with the Dealers in respect of documents filed as part of its continuous disclosure obligations.

4.	DISTRIBUTION OF THE MEDIUM TERM NOTES

The Dealers shall, on such dates as Canadian Natural has notified the Dealers in accordance with the Operating Procedures that it requires funds, use their best efforts to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Selling Provinces, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. If one or more of the Dealers agrees to purchase the Medium Term Notes in accordance with the Operating Procedures, they may sell Medium Term Notes to members of the public in the Selling Provinces, directly and through other Selling Firms. The Dealers may solicit offers to purchase or sell Medium Term Notes in the United States subject to the provisions of subsection 7(c) and Schedule E. Subject to obtaining the prior agreement of Canadian Natural, the Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Selling Provinces and the United States in accordance with applicable law (including, if applicable, U.S. Securities Laws and state securities laws) but will not solicit offers to purchase or sell Medium Term Notes so as to require registration of Medium Term Notes (or the offering thereof) or the filing of a prospectus with respect to the distribution of Medium Term Notes under the laws of such jurisdictions, and will require each Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this Section 4, the Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Selling Provinces, and in the United States subject to the provisions of subsection 7(c) and Schedule E. Canadian Natural has delivered or shall deliver, to the Dealers copies of all receipts received from the Securities Commissions, if any, received from time to time for the Prospectus or any Prospectus Supplement or Prospectus Amendment as soon as they are available. The Dealers shall, as soon as practicable after the Dealers have distributed Medium Term Notes, and in any event within five days of a reasonable request from Canadian Natural, provide Canadian Natural with a comprehensive breakdown of the Medium Term Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by Canadian Natural to the Securities Commissions or the SEC.

5.	NO TRADE PERIOD

During the period of a Distribution or Distribution to the public of the Medium Term Notes under the Prospectus, Canadian Natural shall not, during the time period (the “No Trade Period”) in which Canadian Natural believes, in its reasonable judgment, that any change or fact described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not Distribute its own securities, continue the Distribution or Distribution to the public of the Medium Term Notes until such No Trade Period ends either through a change in circumstances or a public announcement of such change or fact being made or otherwise:

(a)	any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of Canadian Natural and its Subsidiaries, taken as a whole; or

(b)	any change in any matter covered by a statement contained or incorporated by reference in the Prospectus or any Marketing Documents as amended or supplemented immediately prior to such change; or

(c)	any fact which has arisen or which has been discovered which would have been required to have been stated in the Prospectus or any Marketing Documents had the fact arisen or been discovered on or prior to the date of a Prospectus Supplement or Pricing Supplement or any Marketing Documents,

which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus or any Marketing Documents, immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus or any Marketing Documents, immediately prior to such change or fact, containing a misrepresentation, or (iii) would result in the Prospectus or any Marketing Documents, immediately prior to such change or fact, not complying with the laws of any Jurisdiction, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes. Canadian Natural shall promptly comply with all applicable filing and other requirements under Securities Laws in the Selling Provinces arising as a result of such change or fact. In addition, if during the period of the Distribution or Distribution to the public of the Medium Term Notes under the Prospectus, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, Canadian Natural shall make such filing as soon as possible. Canadian Natural shall notify the Dealers in writing, with the full particulars, of such a change and shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this Section 5.

6.	DELIVERY OF DOCUMENTS

(a)	Canadian Natural shall cause to be delivered to the Dealers:

(i)	on the date of this Agreement, the Prospectus in the English and French languages as filed with the Securities Commissions signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers’ Counsel, acting reasonably;

(ii)	on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR+ website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(iii)	on the date of this Agreement and on the date of any Pricing Supplement, ratings confirmations (verbally or in writing) from Moody’s, DBRS and S&P confirming the ratings on the senior unsecured indebtedness of Canadian Natural or the Medium Term Notes, as applicable;

(iv)	as soon as they are available, copies of such continuous disclosure documents or information as may have been or as may be incorporated or deemed to be incorporated by reference, at the appropriate time or times, under the heading “Documents Incorporated by Reference” in the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR+ website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(v)	as soon as they are available, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by the Policy, signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers’ Counsel, including copies of any documents or information incorporated or deemed to be incorporated by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof and further provided that each Pricing Supplement need be delivered only to the Dealer or Dealers involved in the particular Distribution of Notes to which the Pricing Supplement relates;

(vi)	at the time the French language version of the Prospectus, or any Prospectus Amendment or any Prospectus Supplement (other than a Pricing Supplement) is delivered (or as soon as practicable thereafter) to the Dealers pursuant to this Section 6 or at the time the French language version of a form of Pricing Supplement or any Marketing Documents are first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this Section 6, an opinion of Canadian Natural’s Québec counsel or a translation services firm, acceptable to the Dealers and Dealers’ Counsel, acting reasonably, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement or any Marketing Documents, as the case may be, to the effect that, except for selected financial information, management’s discussion and analysis of financial condition and results of operations, financial statements, operating statements and supplementary data, notes to financial statements and auditors’ reports, or any such information contained in a business acquisition report (collectively, the “Financial Information”) and the auditors’ consents contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement or any Marketing Documents, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein is in all material respects a complete and adequate translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter and an opinion of Canadian Natural’s auditors at the same time or times and substantially to the same effect, in respect of the Financial Information and the auditors’ consents, provided that with respect to the Pricing Supplement, such opinion may be limited to the Pricing Supplement and any other information included or incorporated by reference in the Prospectus and in respect of which such an opinion has not previously been delivered to the Dealers;

(vii)	at the time of the delivery to the Dealers, pursuant to this Section 6, of:

(A)	the Prospectus, any Prospectus Amendment or any Prospectus Supplement; or

(B)	any Marketing Materials in the event the Template Version or any revised Template Version of such is first filed on SEDAR+ after the filing of the related Pricing Supplement, and in either case containing or incorporating by reference updated earnings coverage ratios, or at the time Canadian Natural files updated earnings coverage ratios or other material financial information that will be incorporated by reference into the Prospectus, any Prospectus Amendment, any Pricing Supplement, any Template Version or any revised Template Version of such Marketing Materials and the Dealers so request;

a comfort letter from Canadian Natural’s auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement, the Template Version and, if applicable the revised Template Version of, such Marketing Materials as the case may be, and acceptable in form and substance to the Dealers, acting reasonably, with respect to certain financial and accounting information relating to Canadian Natural contained in such Prospectus, Prospectus Amendment, Prospectus Supplement, the Template Version and, if applicable the revised Template Version of such Marketing Materials, as the case may be, or financial statements. The comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the date of the comfort letter or, with respect only to updated earnings coverage information, the date of Canadian Natural’s last quarter end and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(viii)	as soon as they are available, copies of all Marketing Documents in the English and French languages as required by applicable Securities Laws, together with, in the case of any Marketing Materials proposed to be Provided to potential investors of Medium Term Notes, that number of commercial copies of the Prospectus, any Prospectus Amendment and any applicable Prospectus Supplement that has been filed on SEDAR+, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request, provided that Canadian Natural or its commercial printer is provided with written instructions as to quantities and location of such deliveries; and

(ix)	upon receipt of written instructions to Canadian Natural or its commercial printer as to quantities and location of delivery, as soon as they are available and in any event within two business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement (other than a Pricing Supplement) and, in the case of a Pricing Supplement, one business day from the date thereof, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request; and

(b)	Canadian Natural’s delivery to the Dealers of the documents referred to in subsection 6(a)(i), (ii), (iv), (v), (viii) and (ix) hereof shall constitute a representation and warranty by Canadian Natural to the Dealers that: (i) each such document at the time of its filing fully complied with the provisions of applicable Securities Laws; and (ii) all information and statements contained therein (except any information relating solely to the Dealers and provided by them in writing expressly for inclusion therein) are, at the respective dates of delivery thereof, true and correct, and, together with the Prospectus, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to Canadian Natural and its Subsidiaries, taken as a whole, and the Medium Term Notes. Such delivery (in the absence of notification to cease Distribution of the Medium Term Notes by Canadian Natural as contemplated by Section 5) shall constitute Canadian Natural’s consent to the use by the Selling Firms of such documents in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

7.	REPRESENTATIONS AND WARRANTIES

(a)	Canadian Natural’s delivery to a Dealer of a Pricing Supplement or Marketing Materials shall constitute a representation and warranty by Canadian Natural to such Dealer that:

(i)	each Medium Term Note to which the Pricing Supplement or Marketing Materials relates will at its date of issue be duly and validly issued pursuant to the Principal Indenture or a Supplemental Indenture, as the case may be, and will constitute a legal, valid and binding obligation of Canadian Natural enforceable in accordance with its terms, subject to applicable qualifications as to enforceability;

(ii)	the Prospectus, each Prospectus Amendment, each Prospectus Supplement, the Pricing Supplement and each Marketing Document comply with the provisions of applicable Securities Laws (except for any information contained therein relating solely to the Dealers and provided by them in writing expressly for inclusion therein);

(iii)	the Principal Indenture is a legal, valid and binding obligation of Canadian Natural, enforceable in accordance with its terms and complies with all applicable legal requirements;

(iv)	the Prospectus (except any information contained therein in writing provided by and relating solely to the Dealers) constitutes full, true and plain disclosure of all material facts relating to Canadian Natural and its Subsidiaries, taken as a whole, and the Medium Term Notes, and any Marketing Materials Provided to any potential investors in connection with a Distribution of Medium Term Notes do not contain any misrepresentation; and

(v)	the issuance of each Medium Term Note to which the Pricing Supplement relates will not result in a breach of, a default under or the creation of any lien on Canadian Natural’s properties under, any agreement or instrument to which it is a party or by which its property and assets are bound or affected.

(b)	Canadian Natural represents and warrants to the Dealers that:

(i)	Canadian Natural is eligible to make use of the Shelf Procedures;

(ii)	each Medium Term Note to which the Pricing Supplement or Marketing Materials relates will at its date of issue be duly and validly issued pursuant to the Principal Indenture and will constitute a legal, valid and binding obligation of Canadian Natural enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and arrangement laws affecting creditors’ rights generally and the discretion of the courts in granting equitable relief;

(iii)	Canadian Natural has fulfilled or will fulfill all requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to applicable Securities Laws (including the filing of the Prospectus Supplement, any Pricing Supplement, any Template Version or revised Template Version of Marketing Materials and any other documents required to be filed with the Prospectus Supplement, which Canadian Natural will file within the time limits prescribed in the Shelf Procedures), to enable the Medium Term Notes to be offered for sale and sold to the public in the Selling Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws and the terms and conditions of their registration;

(iv)	the Prospectus was prepared and will be filed in each of the Selling Provinces in compliance with applicable Securities Laws, including the Shelf Procedures, and receipts for the Prospectus will be issued by or on behalf of the Securities Commissions prior to the filing of a Prospectus Supplement or a Pricing Supplement;

(v)	the Prospectus (excluding information and statements relating solely to the Dealers), does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the offering of the Medium Term Notes;

(vi)	the Prospectus Supplement, Pricing Supplement and each Marketing Document (excluding information and statements relating solely to the Dealers), as the case may be, as of their dates, will not contain a misrepresentation and will constitute full, true and plain disclosure of all material facts relating to the offering of the Medium Term Notes;

(vii)	Canadian Natural has been duly incorporated and organized and is valid and subsisting or validly existing, as applicable, under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted as presently proposed to be conducted by it, and to own its assets;

(viii)	each of the Partnerships has been duly organized and is validly existing as a general partnership under the laws of the Province of Alberta, which is its jurisdiction of creation, and has all requisite partnership authority and power to carry on its business, as now conducted as presently proposed to be conducted by it, and to own its assets;

(ix)	Canadian Natural has no Material Subsidiaries, except for Canadian Natural Resources and Canadian Natural Upgrading Limited;

(x)	Canadian Natural is qualified to carry on business under the laws of each jurisdiction in which it carries on its business;

(xi)	Canadian Natural has full corporate power and authority to issue the Medium Term Notes;

(xii)	Canadian Natural is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by Canadian Natural or any of the transactions contemplated hereby and thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of Canadian Natural, the partnership agreements governing the Partnerships, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which Canadian Natural is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Canadian Natural, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of Canadian Natural and its Subsidiaries (taken as a whole);

(xiii)	Canadian Natural has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been and will be, duly authorized, executed and delivered by Canadian Natural and is a legal, valid and binding obligation of Canadian Natural enforceable against Canadian Natural in accordance with the Agreement’s terms, subject to the general qualifications that:

(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xiv)	except as disclosed in the Prospectus there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Canadian Natural and its Subsidiaries (taken as a whole), from the position set forth in the Financial Statements;

(xv)	the description of the assets and liabilities of Canadian Natural and its Subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with GAAP, the financial position and condition of Canadian Natural and its Subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of Canadian Natural and its Subsidiaries, as at the dates thereof;

(xvi)	except as disclosed in the Financial Statements, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting Canadian Natural at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affect, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) or assets of Canadian Natural and its Subsidiaries (taken as a whole) or which affect or may affect the Distribution of the Medium Term Notes;

(xvii)	except as disclosed in the Prospectus, since December 31, 2022, Canadian Natural has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to Canadian Natural and its Subsidiaries (taken as a whole) and is not in the ordinary course of business;

(xviii)	the information and statements set forth in the Public Record were, taken as a whole, true, correct, and complete and did not contain any material misrepresentation, as of the date of such information or statements;

(xix)	the authorized capital of Canadian Natural consists of an unlimited number of common shares, of which as at June 30, 2023, approximately 1,092.3 million common shares are issued and outstanding as fully paid and non-assessable, and Preferred Shares, issuable in series, with the Board of Directors authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series at the time the shares are issued, of which as of the date hereof, none are issued and outstanding;

(xx)	no person holds any securities convertible or exchangeable into common shares of Canadian Natural or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued securities of Canadian Natural, except that as of June 30, 2023, approximately 80.9 million common shares of Canadian Natural are reserved for issuance upon the exercise of stock options currently issued to employees or other service providers;

(xxi)	the issued and outstanding common shares of Canadian Natural are listed and posted for trading on the Exchange and the New York Stock Exchange;

(xxii)	Canadian Natural is a “reporting issuer” or has equivalent status in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador within the meaning of the applicable Securities Laws in such provinces;

(xxiii)	neither any Securities Commission, the Exchange nor any similar regulatory authority has any order which is currently outstanding preventing or suspending trading in any securities of Canadian Natural and Canadian Natural is not in default of any material requirement of applicable Securities Laws;

(xxiv)	Computershare Trust Company of Canada at its principal office in the City of Calgary has been duly appointed trustee under the Principal Indenture;

(xxv)	Canadian Natural has made available to Sproule and GLJ prior to the issuance of the Engineering Reports, for the purpose of preparing the Engineering Reports, all information requested by Sproule or GLJ, as applicable, which information does not contain any material misrepresentation. Canadian Natural has no knowledge of a material adverse change in any reserves information provided to Sproule or GLJ, as applicable, since the date that such information was so provided. Canadian Natural believes that the Engineering Reports reasonably present the quantity of oil and gas reserves and for Sproule reasonably present the pre-tax discounted value of estimated future net revenue values of oil and gas reserves of Canadian Natural as at the effective dates thereof in respect of the reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the pricing assumptions contained therein; and

(xxvi)	in connection with offers and sales by the Dealers in the United States pursuant to subsection 7(c) and Schedule E, Canadian Natural makes the representations, warranties and covenants applicable to it in Schedule E hereto.

(c)	In connection with offers and sales in the United States, the Dealers represent and warrant to Canadian Natural that they make the representations, warranties and covenants applicable to them in Schedule E hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of Canadian Natural, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule E hereto. They also agree to obtain such an agreement from each other Selling Firm. Notwithstanding the foregoing provisions of this subsection, a Dealer will not be liable to Canadian Natural under this subsection or Schedule E with respect to a violation by another Dealer or by another Selling Firm of the provisions of this subsection 7(c) or Schedule E.

8.	CLOSING

Canadian Natural will deliver, or cause to be delivered, to the Dealers, on a date to be mutually agreed upon (the “Closing Date”), the following documents:

(a)	a certificate dated the Closing Date signed on Canadian Natural’s behalf by two senior officers of Canadian Natural acceptable to the Dealers certifying on behalf of Canadian Natural and not in their personal capacity, to the best of their knowledge after due inquiry, that:

(i)	except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of Canadian Natural on a consolidated basis since December 31, 2022;

(ii)	except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, no transaction of a nature material to Canadian Natural on a consolidated basis has been entered into by Canadian Natural or any of its Subsidiaries since December 31, 2022;

(iii)	except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, Canadian Natural on a consolidated basis has no material contingent liabilities;

(iv)	except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there are no actions, suits, proceedings or inquiries pending or, to their knowledge, threatened against or affecting Canadian Natural or any of its Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect Canadian Natural on a consolidated basis;

(v)	no order prohibiting the sale of the Medium Term Notes has been issued and remains in effect by any competent authority having jurisdiction and no proceedings for such purpose are pending or, to the knowledge of the persons signing the certificate, contemplated or threatened; and

(vi)	the representations and warranties of Canadian Natural which are to be made hereunder and at the time of delivery of a Pricing Supplement to a Dealer are true and correct as at the Closing Date;

(b)	an opinion of Canadian Natural’s Counsel, in form acceptable to the Dealers, acting reasonably; and

(c)	letters of Moody’s, DBRS and S&P confirming the ratings on the Medium Term Notes and Canadian Natural.

9.	INDEMNITY AND CONTRIBUTION

(a)	Canadian Natural shall indemnify and save the Dealers, and the Dealers’ controlling shareholders, directors, officers, employees, and agents (“Indemnified Person”), harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the Distribution of the Medium Term Notes) costs, damages and expenses (collectively, a “Claim”) to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)	any information or statement contained in the Prospectus or any Marketing Document (other than any information or statement relating to the Dealers and furnished in writing to Canadian Natural by the Dealers or the Dealers’ Counsel expressly for inclusion in the Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)	any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers and furnished to Canadian Natural by the Dealers or the Dealers’ Counsel in writing expressly for inclusion in the Prospectus) contained in the Prospectus or any Marketing Document;

(iii)	any prohibition or restriction of trading in the securities of Canadian Natural or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 9(a)(i) or (ii);

(iv)	any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers, a Selling Firm or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(v)	any breach of, default under or non-compliance by Canadian Natural with any representation, warranty, term or condition of this Agreement;

(vi)	Canadian Natural not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein; or

(vii)	the direct sale by Canadian Natural of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Person,

provided that Canadian Natural shall not be liable in such case to the extent that any such Claims are determined by a court of competent jurisdiction in a final judgement as arising out of or based upon the failure of the Indemnified Person to comply with its obligations under the applicable Securities Laws at or within the time specified by the Securities Laws; and in such event, such Dealer shall promptly reimburse Canadian Natural for the respective amounts received from Canadian Natural pursuant to this indemnity in respect of such liabilities, claims, demands and losses. The Dealers shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other party entitled to indemnity or contribution hereunder.

(b)	If any Claim contemplated by subsection 9(a) shall be asserted against any Indemnified Person, such Indemnified Person shall notify Canadian Natural as soon as possible and in any event within 10 days of becoming aware of the nature of such Claim (provided that any failure to so notify promptly shall relieve Canadian Natural of liability under this Section 9 only to the extent that such failure prejudices Canadian Natural’s ability to defend such Claim or results in any material increase in the liability which Canadian Natural may have under this Section 9, however in the event of such a material increase in the liability of Canadian Natural, shall relieve Canadian Natural of such liability only to the extent of such material increase), and Canadian Natural shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by Canadian Natural and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by Canadian Natural or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 9(a) if:

(i)	the Indemnified Person has been advised by counsel in writing that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to Canadian Natural (in which case Canadian Natural shall not have the right to assume the defence of such proceedings on the Indemnified Person’s behalf);

(ii)	Canadian Natural shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by Canadian Natural in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by Canadian Natural, provided that Canadian Natural shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Person; and

(c)	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from Canadian Natural on ground of policy or otherwise, each of Canadian Natural and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the Distribution of the Medium Term Notes), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur;

(i)	in such proportion as is appropriate to reflect the relative benefit received by Canadian Natural on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Medium Term Notes; or

(ii)	if the allocation provided by subsection 9(c)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(c)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions, or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

provided that the Dealers shall not be liable in any event to contribute in the aggregate, any amount in excess of the fees or any portion thereof actually received by them in connection with the Distribution of the Medium Term Notes. The relative benefits received by Canadian Natural, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion that the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of fees but before deducting expenses) bear to the fees received by the Dealers. In the case of liability arising out of the Prospectus, the relative fault of Canadian Natural, on the one hand, and of the Dealers, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in this Section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, Canadian Natural or the Dealers, and the parties, relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in this Section 9.

Canadian Natural agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this subsection 9(c) shall be in addition to, and without prejudice to, any other right to contribution which the Dealers may have.

Canadian Natural waives all right of contribution by statute or common law which it may have against the Dealers in respect of losses, demands, claims, costs, damages, expenses or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any one of the Dealers is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of there being a misrepresentation or omission in any information in respect of the Dealers furnished to Canadian Natural by any one or more of the Dealers in writing specifically for use therein.

(d)	If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud, wilful default or wilful misconduct of an Indemnified Person claiming indemnity, the rights of indemnity and rights of contribution provided for in this Section 9 shall cease to apply to such Indemnified Person. For greater certainty, Canadian Natural and the Dealers agree that they do not intend that any failure by the Dealers to conduct such reasonable investigation as necessary to provide the Dealers with reasonable grounds for believing the Prospectus and any Prospectus Amendment contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for purposes of this Section 9 or otherwise disentitle the Dealers from indemnification or contribution hereunder.

(e)	Without limiting the generality of subsection 9(d), the rights of indemnity provided under subsection 9(a) and rights of contribution provided under subsection 9(c) shall not apply if Canadian Natural has complied with subsection 6(a)(i), (ii), (iv), (v), (ix) and (x), as applicable, and the person asserting any claim contemplated by this section 9 was not provided with a copy of the Prospectus, any Prospectus Amendment, any Prospectus Supplement or any Pricing Supplement that corrects any misrepresentation or alleged misrepresentation that is the basis for such claim and that is required, under applicable Securities Laws, to be delivered to such person by the Dealers.

10.	PURCHASERS’ REMEDIES

Should any purchaser of the Medium Term Notes from any of the Dealers or from any of the Selling Firms effectively rescind the purchaser’s contract for the purchase of the Medium Term Notes pursuant to statutory rights of rescission referenced under the heading “Statutory Rights of Withdrawal and Rescission” in the Prospectus, or should the purchaser effectively enforce a statutory right of action for damages referenced under the same heading, Canadian Natural shall upon the request of the Dealer or Selling Firm:

(a)	indemnify the Dealer and the Selling Firm, or any shareholder, director, officer or employee thereof, and save the Dealer and the Selling Firm, or any director or officer thereof, harmless from any losses or damages suffered directly; and

(b)	pay or satisfy all reasonable legal and other expenses incurred by the Dealer and the Selling Firm in connection with the defence of any action to enforce the rescission right or right of action commenced by the purchaser;

provided that these obligations shall not apply if such rescission or right of action for damages arises out of, or is based upon, an untrue statement furnished in writing to Canadian Natural by any of the Dealers specifically for use in the Prospectus or if a purchaser exercises a right of withdrawal within the time limits set forth in Securities Laws.

11.	TERMINATION BY DEALERS OF PURCHASE AS PRINCIPAL

In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to Canadian Natural at any time prior to the completion of such purchase, if after such Dealer has agreed to purchase Medium Term Notes as principal:

(a)	any order to cease or suspend trading in any securities of Canadian Natural, or prohibiting or restricting the Distribution of the Medium Term Notes, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commissions or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b)	any inquiry, investigation (whether formal or informal) or other proceeding in relation to Canadian Natural or any of its directors or senior officers (relating to their activities as directors or senior officers of Canadian Natural or their ability to continue to serve as directors or senior officers of Canadian Natural) is announced, commenced or threatened by any Securities Commission, the Exchange or by any other competent authority if, in the reasonable opinion of any Dealer, the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or Distribution of the Medium Term Notes;

(c)	there shall have occurred or been discovered by any Dealer any material adverse change, as determined by any Dealer in its sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise) of Canadian Natural and its Subsidiaries taken as a whole or their properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise);

(d)	there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of any Dealer, acting reasonably, seriously adversely affect or involve, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of Canadian Natural, such that it would not be practical (in the sole opinion of any Dealer) to market the Medium Term Notes; or

(e)	the rating assigned by any nationally recognized securities rating agency to the unsecured debt securities of Canadian Natural (which includes the Medium Term Notes) as of the Trade Date (as defined in Schedule B) shall have been lowered since that date or if any such rating agency shall have publicly announced that is has under surveillance or review, with possible negative implications, its rating of any debt securities of Canadian Natural.

In the event of a termination by any Dealer pursuant to this Section 11, there shall be no further liability on the part of such Dealer or of Canadian Natural to such Dealer except in respect of the obligations of Canadian Natural under Sections 9 and 16.

12.	SEVERAL OBLIGATIONS

If, with respect to any particular sale of Medium Term Notes, two or more of the Dealers agree to purchase the Medium Term Notes as principals, the obligations of such Dealers to purchase the Medium Term Notes shall be several and not joint in that:

(a)	each Dealer shall be obligated to purchase and pay for only the percentage of the Medium Term Notes set opposite its name in the applicable Underwriting Addendum; and

(b)	if one or more of the Dealers shall fail or refuse to purchase its applicable percentage of the Medium Term Notes, each of the other relevant Dealers shall be relieved, without liability, of its obligation to purchase its respective percentage of the Medium Term Notes on submission to Canadian Natural of reasonable evidence of its ability and willingness to fulfill its obligation;

provided that those of the remaining Dealers who shall be willing and able to purchase their respective percentage of the Medium Term Notes shall have the right, but not the obligation, to purchase the Medium Term Notes not taken up, on a pro rata basis or as they may otherwise agree. Nothing in this Section 12 shall oblige Canadian Natural to sell to any or all of the Dealers who have entered into an Underwriting Addendum with Canadian Natural less than all of the Medium Term Notes which Canadian Natural has agreed to sell under such Underwriting Addendum or shall relieve from liability to Canadian Natural any of the Dealers who shall default in its obligation to purchase its respective percentage of the Medium Term Notes under such Underwriting Addendum.

13.	DUE DILIGENCE

(a)	Canadian Natural shall allow the Dealers and the Dealers’ Counsel to carry out the due diligence which the Dealers may reasonably require in order to fulfil the Dealers obligations as registrants and to enable the Dealers to responsibly execute the certificate in the Preliminary Prospectus, the Prospectus, a Prospectus Supplement or a Pricing Supplement required to be executed by the Dealers and as contemplated by Schedule D hereto. Canadian Natural shall promptly give the Dealers reasonable notice of the meetings contemplated by Schedule D; and

(b)	If any Dealer is not satisfied with the content of a Prospectus Amendment, including, as applicable, the documents and information incorporated therein by reference required to be filed by Canadian Natural in connection with the Distribution of the Medium Term Notes or if any Dealer gives notice to Canadian Natural that, in that Dealer’s judgment, acting reasonably, a Prospectus Amendment is required under Securities Laws to be filed by Canadian Natural and Canadian Natural is not prepared to file such Prospectus Amendment or if Canadian Natural determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in respect of one or more of the Dealers), Canadian Natural or that Dealer, as applicable, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to Canadian Natural or of Canadian Natural to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of Canadian Natural under the provisions of Sections 9 and 16 hereof. Upon such termination Canadian Natural and the remaining Dealers shall promptly file:

(i)	if appropriate, a Prospectus Amendment indicating that the applicable Dealer or Dealers have ceased to be a Dealer or Dealers under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(ii)	any other documents as may be required under Securities Laws.

14.	NO JOINT OBLIGATIONS

Canadian Natural agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

15.	NOTICES

Any notice or other communication to be given hereunder shall, in the case of notice to Canadian Natural, be addressed to Mark A. Stainthorpe, Chief Financial Officer at Canadian Natural’s address on page 1 hereof (E-Mail: [REDACTED]) and, in the case of notice to the Dealers, be addressed as follows:

ATB Capital Markets Inc.
66 Wellington Street West, Suite 3530
Toronto, ON M5K 1A1

Attention:	Greg Greer
E-Mail:	[REDACTED]

BMO Nesbitt Burns Inc.
100 King Street West
7th Floor
Toronto, ON M5X 1H3

Attention:	Nicholas Mann
E-Mail:	[REDACTED]

CIBC World Markets Inc.
BCE Place
161 Bay Street
Toronto, Ontario M5J 2S8

Attention:	Sean Gilbert
E-Mail:	[REDACTED]

Desjardins Securities Inc.
25 York Street, Suite 1000
Toronto, Ontario M5J 2V5

Attention:	Michael Giansante
E-Mail:	[REDACTED]

Merrill Lynch Canada Inc.
Brookfield Place
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8

Attention:	Jamie Hancock
E-Mail:	[REDACTED]

Mizuho Securities Canada Inc.
c/o Mizuho Securities USA LLC
1271 Avenue of the Americas
New York, NY 10020

Attention:	Debt Capital Markets Desk
With a copy to: Office of the General Counsel
E-Mail:	[REDACTED]

MUFG Securities (Canada), Ltd.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2940
Toronto, ON, M5J 2J1

Attention:	Steve Uszkay
E-Mail:	[REDACTED]

National Bank Financial Inc.
130 King Street West
4FL Podium
Toronto, Ontario M5X 1J9

Attention:	Tushar Kittur
E-Mail:	[REDACTED]

RBC Dominion Securities Inc.
P.O. Box 50, 200 Bay Street
2nd Floor, North Tower Royal Bank Plaza
Toronto, Ontario M5J 2W7

Attention:	Jamie Wetmore
E-Mail:	[REDACTED]

Scotia Capital Inc.
40 Temperance Street
4th Floor
Toronto, Ontario M5H 0B4

Attention:	Patrick Breithaupt
E-Mail:	[REDACTED]

SMBC Nikko Securities Canada, Ltd.
c/o SMBC Nikko Securities America, Inc.
277 Park Avenue
New York, NY, 10172

Attention: Debt Capital Markets
E-Mail:	[REDACTED]

TD Securities Inc.
7th Floor, 222 Bay Street
Toronto, Ontario M5K 1A2

Attention:	Mark Laing
E-Mail:	[REDACTED]

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by electronic mail to the addressee, and shall be deemed to be given at the time electronically mailed or delivered, if electronically mailed or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.	FEES AND EXPENSES

The costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the fees and expenses of Dealers’ Counsel and Canadian Natural’s auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement and any Marketing Document, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Laws, all out of pocket expenses of the Dealers and all marketing, advertising and promotional expenses, including the costs of any roadshows, confidential marketing memoranda, presentation materials and the Dealer’s transportation costs related to the offering of Medium Term Notes shall be paid by Canadian Natural, whether or not the offering and issue contemplated herein is completed, or as may be agreed to between Canadian Natural and the Dealers.

17.	UNITED STATES SELLING RESTRICTIONS

The attached Schedule E is incorporated into and forms part of this Agreement.

18.	MISCELLANEOUS

(a)	The term of the Dealers’ obligations under this Agreement shall expire on the earlier of: (i) the date that is 25 months from the date of the receipt for the Prospectus; or (ii) the date on which Canadian Natural files a new Prospectus to replace or supersede the Prospectus for the purposes of Canadian Natural’s continuing Medium Term Note program unless terminated earlier pursuant to the provisions of subsection 13(b) hereof.

(b)	The representations, warranties, indemnities and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes.

(c)	It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of Canadian Natural’s Principal Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

(d)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have exclusive jurisdiction over any dispute hereunder.

(e)	No waiver, modification or amendment of any term of this Agreement shall be effective unless effected in writing.

(f)	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile or electronic copy of this Agreement and acceptance by each party of any such facsimile or electronic copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

(g)	If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding Agreement between Canadian Natural and the Dealers.

ATB CAPITAL MARKETS INC.

Per:	/s/ Greg Greer
BMO NESBITT BURNS INC.

Per:	/s/ Nicholas Mann
CIBC WORLD MARKETS INC.

Per:	/s/ Sean Gilbert
DESJARDINS SECURITIES INC.

Per:	/s/ Ryan Godfrey
MERRILL LYNCH CANADA INC.

Per:	/s/ Matthew Margulies
MIZUHO SECURITIES CANADA INC.

Per:	/s/ Stephen E. Leamer
MUFG SECURITIES (CANADA), LTD.

Per:	/s/ Jason Stanger
NATIONAL BANK FINANCIAL INC.

Per:	/s/ Tushar Kittur
RBC DOMINION SECURITIES INC.

Per:	/s/ James Wetmore

SCOTIA CAPITAL INC.

Per:	/s/ Patrick Breithaupt
SMBC NIKKO SECURITIES CANADA, LTD.

Per:	/s/ David Kee
TD SECURITIES INC.

Per:	/s/ Mark Laing

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by Canadian Natural as evidenced by the signatures of its duly authorized officers on its behalf.

DATED this 27th day of July, 2023.

CANADIAN NATURAL RESOURCES LIMITED

Per:	/s/ Mark A. Stainthorpe
Mark A. Stainthorpe Chief Financial Officer
Per:	/s/ Brenda G. Balog
Brenda G. Balog Vice-President, Legal and General Counsel

SCHEDULE A

Commission Rates

Part I – Agency Sales

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer, acting as agent, unless Canadian Natural and the Dealer otherwise agree:

Term and Medium Term Notes	Commission Rate
≥ 1 year and < 2 years	0.10%
≥ 2 years and <3 years	0.20%
≥ 3 years and <4 years	0.25%
≥ 4 years and <5 years	0.30%
≥ 5 years and <7 years	0.35%
≥ 7 years and <8 years	0.37%
≥ 8 years and < 11 years	0.40%
≥ 11 years and < 16 years	0.45%
≥ 16 years and <30 years	0.50%
≥ 30 years	To be negotiated

Part II – Principal Sales

The following are the commission rates that shall apply to any purchase of Medium Term Notes by any one or more Dealers, acting as principals, unless Canadian Natural and the relevant Dealers otherwise agree:

Term and Medium Term Notes	Commission Rate
≥ 1 year and < 2 years	0.125%
≥ 2 years and < 3 years	0.250%
≥ 3 years and < 4 years	0.375%
≥ 4 years and < 5 years	0.500%
≥ 5 years and < 6 years	0.625%
≥ 6 years and < 8 years	0.650%
≥ 8 years and < 10 years	0.700%
≥ 10 years and < 16 years	0.750%
≥ 16 years and < 30 years	0.900%
≥ 30 years	To be negotiated

A-1

SCHEDULE B

Operating Procedures

The following outlines the procedures that will apply to the sale of Medium Term Notes by a Dealer or Dealers acting as agents of Canadian Natural.

A.	General

1.	Canadian Natural may establish, in consultation with the Dealers, or any of them, for the current Business Day: (i) an appropriate rate structure for Medium Term Notes to be sold by the Dealers pursuant to the Agreement and (ii) Canadian Natural’s requirements for funds to be raised by the sale of such Medium Term Notes. The rate structure requirements for funds so established shall be based upon market conditions and Canadian Natural’s current and prospective funding requirements.

2.	Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at the prevailing rate structure for the current Business Day, the Dealer shall telephone or otherwise contact Canadian Natural to determine whether Canadian Natural still requires funds and, if it does, Canadian Natural shall confirm by telephone or otherwise that the Dealer may accept such offer on behalf of Canadian Natural or may acquire such interest as principal on terms then mutually agreed upon by the Dealer and Canadian Natural for resale by the Dealer pursuant to such offer. If Canadian Natural and the Dealer so agree to the acquisition of such Medium Term Note by the Dealer as principal, the provisions of this Agreement applicable to a Dealer acquiring a Medium Term Note as principal for resale shall apply.

3.	All orders accepted by Canadian Natural on a particular day, such day of acceptance hereinafter referred to as the “Trade Date”, shall be settled on the second Business Day following the Trade Date or such other date as may be agreed to by the Relevant Dealers (as defined below) and Canadian Natural (the “Closing Date”).

4.	As used herein, the term “Relevant Dealers” refers to the Dealer or Dealers through whom any particular sale of Medium Term Notes is affected. For any particular sale of Medium Term Notes where the Medium Term Notes are sold through more than one Dealer, Canadian Natural may appoint a coordinating Dealer, in which case all steps which must or may be taken by the Relevant Dealers as contemplated by the following procedures may be taken by the coordinating Dealer on the Relevant Dealers behalf, and each of the Relevant Dealers authorizes Canadian Natural to deal solely with, accept notification of any such steps from and effect payment of the commissions payable to the Relevant Dealers to, the coordinating Dealer on behalf of all the Relevant Dealers.

5.	All references to time in this Schedule B are to Calgary local time. In this Schedule B a “Business Day” shall mean a day which is not a Saturday, Sunday, holiday or a day on which businesses in either Calgary or Toronto are generally not open for business.

6.	These Operating Procedures shall be in effect until such time as Canadian Natural and the Dealers shall agree that revisions to these Operating Procedures are desirable.

The provisions of Part B of these Operating Procedures shall apply to the issuance of Global Notes and the provisions of Part C of these Operating Procedures shall apply to the issuance of Certificated Notes.

B.	Global Notes

1.	Each Global Note shall be registered in the name of CDS & Co, as nominee for CDS Clearing and Depository Services Inc. (“CDS”), on the register maintained under the Principal Indenture. The beneficial owner of an interest in a Global Note (each, a “Book-Entry Interest”) shall designate one or more participants in CDS to act as agent or agents for such owner in connection with the book-entry system maintained by CDS, and CDS shall record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interests shall be recorded through the records of such participants or through the records of such participants and one or more indirect participants in CDS.

2.	The Relevant Dealers shall verbally advise Canadian Natural of as much of the following information as is available immediately following the acceptance of any offer by the Relevant Dealers acting as agents on behalf of Canadian Natural:

(a)	purchaser of each Book-Entry Interest;

(b)	principal amount and currency of each Book-Entry Interest;

(c)	in the case of a fixed rate Global Note, the interest rate, or, in the case of a floating rate Global Note, all relevant information relating to the manner of calculation of interest;

(d)	interest payment dates, including the initial interest payment date;

(e)	Closing Date;

(f)	maturity date;

(g)	price;

(h)	net proceeds;

(i)	spread vs. comparable benchmark;

(j)	Trade Date;

(k)	Relevant Dealers commission;

(l)	jurisdiction of sale; and

(m)	redemption provisions.

That portion of the information referred to above that is necessary in order to prepare a Pricing Supplement, that is, the information referred to in sub-paragraphs B.2(b), (c), (d), (e), (f), (g), (h), (j) and (m) above, shall be confirmed by electronic mail by the Relevant Dealers to Canadian Natural by 1:00 p.m. on the Trade Date.

3.	By 2:00 p.m. on the Trade Date, Canadian Natural shall forward to the Relevant Dealers a Pricing Supplement, which shall include identification of the CUSIP ISIN number. As soon as practicable thereafter, Canadian Natural shall request eligibility of the ISIN. By the end of the Business Day prior to the Closing Date, the Relevant Dealers shall deliver the Prospectus and any amendments (including the Pricing Supplement) to the purchaser of each Book-Entry Interest as of the Closing Date, provided that Canadian Natural has previously delivered the applicable Pricing Supplement to the Relevant Dealers.

4.	As soon as practicable after ISINs have been made eligible and in any event prior to the Closing Date, Canadian Natural shall prepare and forward a copy of the requisite BEO Acknowledgment Form to the office of CDS in electronic form, with a copy to the Calgary office of CDS by fax or e- mail.

5.	By 5:00 p.m. on the Business Day prior to the Closing Date, the Relevant Dealers shall advise the Calgary office of CDS of the names and FINS numbers of the participants in whose name the Book Entry Interests shall be recorded.

6.	At 8:00 a.m. on the Closing Date (the “Closing Time”), Canadian Natural shall deliver to Computershare Trust Company of Canada (the “Trustee”) a “Written Order of the Corporation” requesting the certification and delivery of a Global Note in the form prescribed by the Principal Indenture; such “Written Order of the Corporation” shall specify CDS & Co as the registered owner and the Calgary office of CDS as the place of delivery, and shall also specify the date of issue, principal amount, currency, maturity date, interest rate (if any), manner of calculation of interest (if any) and redemption provisions (if any). The Trustee shall authenticate the Global Note and deliver it to the Calgary office of CDS immediately after the Closing Time and before 9:00 a.m. on the Closing Date.

7.	At the Closing Time, the Relevant Dealers shall deliver to Canadian Natural the purchase price of the Medium Term Notes net of the commission to the Relevant Dealers.

Payment shall be made by electronic transfer to a bank account previously designated by Canadian Natural and such transfer shall be evidenced by an email from the Relevant Dealers to Canadian Natural quoting the reference number, as provided by the initiating bank, of the particular electronic funds transfer. If the Relevant Dealers do not provide the foregoing reference number by 9:00 a.m. on the Closing Date, then in Canadian Natural’s sole discretion the transaction shall not close until the next Business Day and Canadian Natural shall be compensated by the Relevant Dealers for its cost of funds incurred as a result of the delay in closing, as such amount is determined by Canadian Natural, acting reasonably, for the period from but not including the scheduled Closing Date to and including the date that the transaction closes.

8.	The Relevant Dealers shall confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

9.	If the Closing Date is rescheduled or cancelled, Canadian Natural shall deliver to the Trustee and CDS a cancellation message to such effect as soon as possible and by no later than 9:00 a.m. on the Closing Date.

10.	If a Global Note is cancelled after closing, Canadian Natural shall instruct the Trustee to mark such Global Note “void and cancelled”, and instruct the Trustee to make appropriate entries in its records. The CUSIP number assigned to such Global Note shall, in accordance with CUSIP service bureau procedures, be cancelled and not reassigned.

11.	As soon as reasonably practical and in any event within such time as will enable Canadian Natural to comply with applicable Securities Laws and this Schedule, the Relevant Dealers shall advise Canadian Natural of the amount of Medium Term Notes sold in each Jurisdiction in order to enable Canadian Natural to deliver the Pricing Supplement and associated fees to the securities regulatory authorities of such Jurisdictions in compliance with applicable Securities Laws.

C.	Certificated Notes

1.	The Relevant Dealers shall verbally advise Canadian Natural of so much of the following information as is available immediately following the acceptance of any offer by the Relevant Dealers acting as agents on behalf of Canadian Natural:

(a)	exact names of the persons (the “Registered Owners”) in favour of whom the Certificated Notes are to be registered;

(b)	exact address of each Registered Owner and address for payment of principal and interest;

(c)	splits;

(d)	delivery locations, being all or some of the principal offices of the Trustee in Montreal, Toronto, Winnipeg, Calgary and Vancouver;

(e)	taxpayer identification number of each Registered Owner; and

The information specified in sub-paragraphs B(2)(b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (1) and (m) above (with any reference therein “Book-Entry Interest” or “Global Note” replaced by “Certificated Note”).

2.	That portion of the information referred to in paragraph C(1) above that is necessary in order to prepare a Pricing Supplement, that is, the information referred to in subparagraphs B(2)(b), (c), (d), (e), (f), (g), (h), (j) and (m) (with any reference therein to “Book-Entry Interest” or “Global Note” replaced by “Certificated Note”), shall be confirmed by electronic mail by the Relevant Dealers to Canadian Natural by 5:00 p.m. on the Trade Date. The remainder, if any, of the information referred to in paragraph C(l) above shall be supplied by the Relevant Dealers to Canadian Natural by electronic mail no later than 11:00 a.m. on the second Business Day prior to the Closing Date.

3.	As soon as practicable after ISINs have been made eligible and in any event prior to the Closing Date, Canadian Natural shall prepare and forward a copy of the requisite BEO Acknowledgment Form to the office of CDS in electronic form, with a copy to the Calgary office of CDS by fax or email.

4.	By 2:00 p.m. on the Business Day prior to the Closing Date, Canadian Natural shall forward to the Relevant Dealers a Pricing Supplement, which shall include identification of the CUSIP number. By the end of the Business Day prior to the Closing Date, the Relevant Dealers shall deliver the Prospectus and any amendments (including the Pricing Supplement) to the purchasers of the Certificated Notes as of the Closing Date, provided that Canadian Natural has previously delivered the applicable Pricing Supplement to the Relevant Dealers.

5.	By 5:00 p.m. on the Business Day prior to the Closing Date, Canadian Natural shall deliver to the Trustee a “Written Order of the Corporation” requesting the certification and delivery of Certificated Notes in the form prescribed by the Principal Indenture; such “Written Order of the Corporation” shall specify the Registered Owners as owners, the delivery locations of the Certificated Notes as specified in sub-paragraph C(1)(d) above and shall also specify the date of issue, principal amount, currency, maturity date, interest rate (if any), manner of calculation of interest (if any) and redemption provisions (if any).

6.	The Trustee shall authenticate the Certificated Notes and deliver them to the foregoing delivery locations prior to the Closing Time.

7.	At 8:00 a.m. on the Closing Date (the “Closing Time”), the Relevant Dealers shall deliver to Canadian Natural the purchase price of the Medium Term Notes net of the commission to the Relevant Dealers.

Payment shall be made by electronic transfer to a bank account previously designated by Canadian Natural and such transfer shall be evidenced by an email from the Relevant Dealers to Canadian Natural quoting the reference number, as provided by the initiating bank, of the particular electronic funds transfer. If the Relevant Dealers do not provide the foregoing reference number by 9:00 a.m.

on the Closing Date, then in Canadian Natural’s sole discretion the transaction shall not close until the next Business Day and Canadian Natural shall be compensated by the Relevant Dealers for its cost of funds incurred as a result of the delay in closing, as such amount is determined by Canadian Natural, acting reasonably, for the period from but not including the scheduled Closing Date to and including the date that the transaction closes.

8.	Upon receipt of payment as provided in paragraph C(7), Canadian Natural shall instruct the Trustee to make the Certificated Notes available to the Registered Owners or their representatives at the locations specified in sub-paragraph C(1)(d) above.

9.	The Relevant Dealers shall confirm the purchase of the Certificated Notes to the purchasers thereof by mailing a written confirmation to each such purchaser.

10.	If the Closing Date is rescheduled or cancelled, Canadian Natural shall deliver to the Trustee a cancellation message to such effect as soon as possible and by no later than 9:00 a.m. on the Closing Date.

11.	As soon as reasonably practical and in any event within such time as will enable Canadian Natural to comply with applicable Securities Laws and this Schedule, the Relevant Dealers shall advise Canadian Natural of the amount of Medium Term Notes sold in each Jurisdiction in order to enable Canadian Natural to deliver the Pricing Supplement and associated fees to the securities regulatory authorities of such Jurisdictions in compliance with applicable Securities Laws.

SCHEDULE C

Underwriting Addendum

[Date]

Canadian Natural Resources Limited

Suite 2100, Bankers Hall East

855 – 2nd Street S.W.

Calgary, AB T2P 4J8

Dear Sirs:

We refer to the dealer agreement dated July 27, 2023 (the “Dealer Agreement”) among Canadian Natural Resources Limited, (“Canadian Natural”) and the undersigned (the “Underwriters”) [and name any other parties to the Dealer Agreement that are not Underwriters]. Terms which are defined in the Dealer Agreement and its applicable schedules have the same meaning herein.

The Underwriters understand that Canadian Natural proposes to issue $● principal amount of Medium Term Notes (the “Offered Notes”) having the following attributes:

Issue Date:	●
Maturity Date:	●
Interest Rate:	●% per annum
Interest Payment Dates:	● and ●
Initial Interest Payment Date:	●
Redemption Provisions:	●
Other:	As described in the Prospectus.

Subject to the terms and conditions of the Dealer Agreement, as supplemented or modified by the terms and conditions hereof, the Underwriters hereby offer to purchase from Canadian Natural, and by its acceptance hereof Canadian Natural agrees to sell to the Underwriters, at [specify date and time] (the “Closing Time”), all but not less than all of the Offered Notes at a purchase price (the “Purchase Price”) equal to ●% of the principal amount thereof [, plus accrued interest, if any, from●, ● to the date of delivery of the Offered Notes].

The percentage of the principal amount of the Offered Notes which each of the Underwriters shall be severally obligated to purchase is as follows:

ATB Capital Markets Inc.	●%
BMO Nesbitt Burns Inc.	●%
CIBC World Markets Inc.	●%
Desjardins Securities Inc.	●%
Merrill Lynch Canada Inc.	●%
Mizuho Securities Canada Inc.	●%
MUFG Securities (Canada), Ltd.	●%
National Bank Financial Inc.	●%
RBC Dominion Securities Inc.	●%
Scotia Capital Inc.	●%
SMBC Nikko Securities Canada, Ltd.	●%
TD Securities Inc.	●%

In consideration of the agreement of the Underwriters to purchase the Offered Notes and the services rendered and to be rendered by the Underwriters in connection herewith, Canadian Natural agrees to pay the Underwriters at the Closing Time an aggregate fee (the “Underwriting Fee”) of ●% of the principal amount of the Offered Notes. For greater certainty, the services rendered by the Underwriters shall not be subject to any Goods and Services Tax provided for in the Excise Tax Act (Canada) because any taxable supplies provided shall be incidental to the exempt financial services provided.

C-1

For greater certainty, Canadian Natural and the Underwriters shall follow the Operating Procedures described in Schedule B to the Dealer Agreement applicable to [Global Notes] [Certificated Notes].

In the event of any inconsistency between this Underwriting Addendum and the Dealer Agreement, this Underwriting Addendum shall govern.

This offer and the agreement resulting from the acceptance by Canadian Natural of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

If the foregoing is acceptable to Canadian Natural, please signify such acceptance on the duplicates of this letter and return such duplicates to [insert name of Dealer], which accepted offer, with the Dealer Agreement, shall constitute the contract for the purchase by the Underwriters and the sale by Canadian Natural of the Offered Notes.

Yours truly,

●

Accepted this ● day of●,●.

CANADIAN NATURAL RESOURCES LIMITED

Per:
●

Per:
●

C-2

SCHEDULE D

Due Diligence Review Process for the Medium Term Note Program

Quarterly Review with Senior Management

After receiving and reviewing each of the quarterly unaudited financial statements for Canadian Natural, representatives of each of the Dealers and Dealers’ Counsel may, at the option of the Dealers, meet with one or more members of the senior management of Canadian Natural and its counsel to conduct an updated due diligence session with respect to the affairs of Canadian Natural. This meeting may take the form of a conference call. Prior to the foregoing quarterly due diligence session, Dealers’ Counsel shall review the minutes of the directors, shareholders, executive and audit committee meetings for each such quarter. These documents shall be provided to Dealers’ Counsel by in-house legal counsel for Canadian Natural and such counsel shall be available to answer questions regarding these documents.

Annual Review for Canadian Natural’s Annual Information Form and Annual Report

The Dealers may request a draft of Canadian Natural’s annual information form, annual management discussion & analysis and consolidated annual financial statements, and, upon such request, Canadian Natural shall supply same. Representatives of each of the Dealers and Dealers’ Counsel may, at their option, meet with members of the senior management of Canadian Natural and its counsel to conduct an annual due diligence review in conjunction with the filing of Canadian Natural’s annual information form, annual management discussion & analysis and annual audited financial statements. The Dealers and Dealers’ Counsel may, at their option, also meet with the auditors of Canadian Natural to conduct a due diligence review with respect to Canadian Natural’s annual financial information.

Review of Material Change Reports

As soon as possible upon the earlier of the issuance of a press release relating to a material change report or the filing of a material change report, Canadian Natural shall, if requested by the Dealers, meet with representatives of the Dealers and Dealers’ Counsel (which may be by means of a conference call) to discuss the subject matter of the material change report so that the Dealers can be satisfied that the material change report which will be or has been incorporated by reference into the Prospectus adequately discloses all material facts relating to the material change.

Review of Material Contracts

Dealers’ Counsel shall be allowed to review all contracts entered into by Canadian Natural prior to or during the term of the Note program which are of such magnitude or importance as to render their disclosure or discussion in Canadian Natural’s next annual information form necessary, desirable or likely, subject to complying with applicable confidentiality provisions. In-house legal counsel to Canadian Natural shall be available to answer questions regarding these contracts.

Credit Ratings

Canadian Natural shall promptly notify the Dealers if Canadian Natural becomes aware of a change or proposed change in a credit rating of the Medium Term Notes or of any other debt security of Canadian Natural.

D-1

SCHEDULE E

U.S. Selling Restrictions

A.	Definitions.

As used herein, unless the context otherwise requires:

1.	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could be reasonably expected to have the effect of, conditioning the market in the United States for any of the Medium Term Notes, and includes the placement of any advertisement in a publication “with a general circulation in the United States” that refers to the offering of such securities;

2.	“Distribution Compliance Period” means a 40-day period that begins on the completion of the distribution of Medium Term Notes with respect to a particular Trade Date (as defined in Schedule B), as determined and certified by the managing underwriter or person performing similar functions, except that all offers and sales by a Dealer, a member of the Selling Dealer Group, or any other person that participates in the distribution of an unsold allotment of the Medium Term Notes shall be deemed to be made during the Distribution Compliance Period;

3.	“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

4.	“General Solicitation” and “General Advertising” mean “general solicitation and “general advertising”, respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

5.	“Qualified Institutional Buyer” has the meaning attributed thereto in Rule 144A;

6.	“Regulation D” means Regulation D under the U.S. Securities Act;

7.	“Regulation S” means Regulation S under the U.S. Securities Act;

8.	“Rule 144A” means Rule 144A under the U.S. Securities Act;

9.	“SEC” means the United States Securities and Exchange Commission;

10.	“Selling Dealer Group” means the dealers and brokers other than the Dealers who participate in the offer and sale of the Medium Term Notes pursuant to the Agreement;

11.	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

12.	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

13.	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

14.	“U.S. Person” means U.S. person as that term is defined in Rule 902(k) of Regulation S; and

15.	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

B.	U.S. Securities Act.

The parties hereto acknowledge and agree that the Medium Term Notes have not been and shall not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to or for the account or benefit of a U.S. Person, except in certain transactions exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption from registration provided by Rule 144A. The Dealers shall obtain the agreement of Canadian Natural prior to the offer and sale of any Medium Term Notes hereunder in the United States or to or for the account or benefit of a U.S. Person, each of such offers and sales being effected pursuant to the exemption from registration provided by Rule 144A.

C.	Representations, Warranties and Covenants of Canadian Natural

Canadian Natural represents, warrants, covenants and agrees to and with the Dealers that:

1.	Canadian Natural is a Foreign Issuer with no Substantial U.S. Market Interest with respect to its debt securities;

2.	Except with respect to securities offered and sold to the Dealers for resale to Qualified Institutional Buyers pursuant to Rule 144A, neither Canadian Natural nor any of its affiliates, nor any person acting on its or their behalf, has made or shall make:

(a)	any offer to sell, any solicitation to buy, or any sale of the Medium Term Notes in the United States or to or for the account or benefit of a U.S. Person; or

(b)	any other sale of the Medium Term Notes, unless, at the time the buy order was or shall have been originated, (A) the purchaser is or was outside the United States or (B) Canadian Natural, its affiliates and any person acting on its or their behalf reasonably believe that the purchaser is or was outside the United States;

3.	None of Canadian Natural, its affiliates or any person acting on its or their behalf has engaged or shall engage in any Directed Selling Efforts in the United States, has offered or shall offer to sell the Medium Term Notes by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, or has taken or shall take any action that would cause the exclusions or exemptions from registration afforded by Regulation S and Rule 144A to be unavailable for offers and sale of the Medium Term Notes offered pursuant to this Agreement;

4.	All offering materials and documents (other than press releases) used in connection with offers and sales of the Medium Term Notes prior to the expiration of the Distribution Compliance Period include, or will include, statements to the effect that the Medium Term Notes have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons unless the Notes are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of any prospectus or offering circular; (ii) in the underwriting section of any prospectus or offering circular; and (iii) in any advertisement made or issued by Canadian Natural, any of its affiliates or any person acting on its or their behalf (other than the Dealers, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made);

5.	Canadian Natural is not required to register as an “investment company” under the United States Investment Company Act of 1940, as amended;

6.	The Medium Term Notes shall satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act; and

7.	If the Dealers obtain the agreement of Canadian Natural to offer and sell any Medium Term Notes hereunder in the United States or to or for the account or benefit of a U.S. Person, in connection therewith, Canadian Natural shall prepare and furnish to the Dealers a U.S. private placement memorandum (the “U.S. Placement Memorandum”) pursuant to which each purchaser shall be deemed to have represented and warranted for the benefit of Canadian Natural and the Dealers that:

(a)	it is authorized to purchase the Medium Term Notes and it is a Qualified Institutional Buyer and acknowledges that the sale of Medium Term Notes to it is being made in reliance on Rule 144A, and it is acquiring such Medium Term Notes for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Medium Term Notes in violation of United States federal or state securities laws;

(b)	it understands and acknowledges that the Medium Term Notes will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore “restricted securities” within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Medium Term Notes, the same may be resold, pledged or otherwise transferred only (A) to Canadian Natural, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and, in each case, it has furnished to Canadian Natural an opinion of counsel of recognized standing or other evidence reasonably satisfactory to Canadian Natural to that effect;

(c)	it understands that all Medium Term Notes sold in the United States as part of this offering will bear a legend to the following effect for so long as required by applicable law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CANADIAN NATURAL RESOURCES LIMITED THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO CANADIAN NATURAL RESOURCES LIMITED, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER, IN EACH CASE, PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO CANADIAN NATURAL RESOURCES LIMITED.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND CANADIAN NATURAL RESOURCES LIMITED, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

provided that if the Medium Term Notes are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as Canadian Natural may prescribe from time to time):

“The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that

(1) it is not an “affiliate” (as defined in Rule 405 under the Securities Act, as amended) of Canadian Natural Resources Limited; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S. is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S”;

provided, further, that if the Medium Term Notes are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to Canadian Natural, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(d)	it acknowledges that it has not purchased the Medium Term Notes as a result of any General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising;

(e)	it consents to Canadian Natural making a notation on its records or giving instructions to any transfer agent or trustee for the Medium Term Notes in order to implement the restrictions on transfer set out herein; and

(f)	it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by Canadian Natural and the Dealers in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Medium Term Notes; and

8.	So long as any Medium Term Notes which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, Canadian Natural shall either:

(a)	avail itself of the exemption provided by Rule 12g3-2(b) under the U.S. Exchange Act;

(b)	file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or

(c)	furnish to any holder of the Medium Term Notes and any prospective purchaser of the Medium Term Notes designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Medium Term Notes to effect resales under Rule 144A).

D.	Representations, Warranties and Covenants of the Dealers

Each Dealer severally but not jointly represents, warrants, covenants and agrees to and with Canadian Natural that:

1.	The Dealer has not offered or sold, and shall not offer to sell, any of the Medium Term Notes except (i) in an offshore transaction in accordance with Rule 903 of Regulation S or (ii) within the United States in accordance with Rule 144A as provided below. Accordingly, none of the Dealer, its affiliates nor any persons acting on its or their behalf (except to the extent that resales to Qualified Institutional Buyers in the United States are permitted) has made or shall make (i) any offer to sell or any solicitation of an offer to buy any Medium Term Notes in the United States, or to or for the account or benefit of a U.S. Person, (ii) any sale of such securities to any purchaser unless, at the time the buy order was or shall have been originated, the purchaser was outside the United States, or such Dealer, affiliate or person acting on its or their behalf reasonably believe that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Medium Term Notes;

2.	The Dealer has not entered and shall not enter into any contractual arrangement with respect to the distribution of the Medium Term Notes in the United States, except with its affiliates, any Selling Firm or with the prior written consent of Canadian Natural;

3.	The Dealer shall require its affiliates and each member of the Selling Dealer Group to agree, for the benefit of Canadian Natural, to comply with, and shall use its best efforts to ensure that each member of the Selling Dealer Group complies with, the provisions of this Schedule E as if such provisions applied to such affiliate or member of the Selling Dealer Group;

4.	The Dealer will not offer or sell any Medium Term Notes prior to the expiration of the Distribution Compliance Period (whether or not part of its unsold allotment), except in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, as applicable, pursuant to registration of the Medium Term Notes under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

5.	The Dealer shall send to each affiliate, Selling Firm or other person receiving a selling concession, fee or other remuneration to which it sells Medium Term Notes during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of such securities in the United States or to or for the account or benefit of a U.S. Person in compliance with Rule 903(b)(2) of Regulation S;

6.	The Dealer has reasonable grounds to believe and does believe that each offeree and each purchaser of Medium Term Notes in the United States is, or is acting for the account or benefit of, a U.S. Person that is a Qualified Institutional Buyer;

7.	Neither the Dealer nor any of its affiliates or persons acting on its and their behalf has offered or sold or shall offer to sell, any of the Medium Term Notes except in accordance with all applicable United States state securities laws and all applicable U.S. broker-dealer requirements;

8.	The Dealer shall not, either directly or through any of its affiliates, solicit offers for, or offer to sell, the Medium Term Notes in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

9.	The Dealer and members of the Selling Dealer Group shall solicit (and shall cause its affiliates to solicit) offers for the Medium Term Notes in the United States only from, and shall offer the Medium Term Notes only to, persons who they reasonably believe to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale the Dealer shall provide to each such purchaser a copy of the U.S. Placement Memorandum;

10.	The Dealer shall inform (and cause its affiliates offering or selling Medium Term Notes to inform) all purchasers of the Medium Term Notes in the United States that the Medium Term Notes have not been and shall not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A thereunder;

11.	The private placement memorandum for the offering of the Medium Term Notes in the United States shall contain disclosure in form and substance satisfactory both to Canadian Natural and the Dealers;

12.	Each Dealer shall deliver, through its United States affiliate, a copy of a private placement memorandum for the U.S. offering and the prospectus to each person in the United States purchasing Medium Term Notes from it;

13.	At the closing of the sale of any particular Medium Term Note, the Dealer, together with its United States affiliate, if it has offered or sold Medium Term Notes in the United States, shall deliver a certificate, in customary form and substance reasonably satisfactory to Canadian Natural, relating to the manner of the offer and sale in the United States of the Medium Term Notes;

14.	Any Medium Term Notes sold in the United States shall first be purchased by the Dealer (or its United States affiliate) as principal and resold in the United States in accordance with the provisions of this Schedule E. The Dealer (or its United States affiliate) shall purchase, pursuant to this Schedule E, only those Medium Term Notes in respect of which it has received buy orders in the United States by Qualified Institutional Buyers and payment for the purchased Medium Term Notes, it being the intention of the parties that the Dealer (or its United States affiliate) or any member of the Selling Dealer Group purchase and sell such Medium Term Notes in a “riskless principal transaction” as that term is defined in paragraph (a)(5) of Rule 144A; and

15.	Each United States affiliate of a Dealer that has or shall have offered or offer, sold or sell Medium Term Notes in the United States is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date such representation is made.